SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT ON FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Date: Period

February 16, 2012

ALUMINA LIMITED

ACN 004 820 419

Level 12, IBM Centre

60 City Road

Southbank, Victoria 3006

Australia

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This report on Form 6-K includes press releases of Alumina Limited made during the period February 8, 2012 to February 16, 2012.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

ALUMINA LIMITED

By:	/s/ Stephen Foster

Name:	Stephen Foster

Title:	Company Secretary

Date:	February 16, 2012

To:	The Manager

Announcements

Company Announcements Office

Australian Securities Exchange

Public Announcement 2012 – 3AWC

Attached are the following documents in relation to Alumina Limited’s Annual Results for the year ended 31 December 2011:

•	Public Announcement

•	AWAC Report

•	December 2011 ASX Report

/s/ Stephen Foster
Stephen Foster
Company Secretary

16 February 2012

Alumina Ltd results are presented in US dollars

Improved Profit and Underlying Earnings

Cautious Outlook for 2012

Summary:

•	Stronger first half saw full year underlying earnings[1] rise to US$128 million, up from US$37 million in 2010

•	NPAT US$127 million up from US$35 million in 2010

•	Fully franked final dividend US 3 cents per share

•	Shift of alumina contract pricing towards index/spot basis improved margins

•	AWAC alumina production a record 15.7 million tonnes up from 15.2 million tonnes

•	New Brazil assets operating at or above design capacity

•	Market conditions deteriorated in second half and prices remain volatile

Key Financials and Metrics:

US$	FY11		FY10

Underlying Earnings	US$	128 million	US$	37 million

Net Profit after Tax	US$	127 million	US$	35 million

Total Dividend to AWC Shareholders	US	6 cents	US	6 cents

AWAC Dividends Received by Alumina Limited	US$	232 million	US$	234 million

Alumina CEO, John Bevan, commented: “2011 saw profits improve as aluminium and alumina prices increased and production reached a record. The initial conversion of some of the alumina pricing to an index/spot basis saw margins expand. This has enabled the Board to maintain its annual dividend at 6 cents per share.

“However, towards the end of 2011, conditions deteriorated with significantly reduced aluminium and alumina prices and the Australian dollar remaining at high levels against the US dollar.

“We are cautious on the outlook for 2012. This reflects volatile pricing conditions coupled with a strong Australian dollar and high input costs.

“Despite this, the underlying long-term fundamentals remain positive, favouring AWAC’s large, low-cost assets and substantial bauxite footprint.”

AWAC Improved Profit and Revenue

Higher prices in the first half saw profitability improve over the year, while revenues increased by more than 22 per cent. Price movements accounted for 90 per cent of the revenue increase with volume increase driving the remaining 10 per cent.

Realised alumina prices rose 22% over the year, reflecting both the transition to index pricing and the increase in aluminium prices during the first half. AWAC’s alumina production was a record 15.7 million tonnes in 2011 helped by the improved performance from Brazil.

Brazil operated effectively with the newly-commissioned Juruti mine operating above its initial capacity, while the Alumar refinery operated at expanded nameplate capacity.

[1]	Underlying earnings exclude the non-cash impact of mark to market valuation for embedded derivatives in energy contracts and certain actuarial adjustments to defined benefit pension plans.

Alumina Ltd results are presented in US dollars

AWAC’s share of production from the two Australian based smelters was 357,000 tonnes of aluminium. Costs were impacted by increased alumina and coke prices and were also impacted by the rising Australian dollar.

A review of the Point Henry smelter was announced following significant deterioration in market conditions in the second half putting it into losses.

Positive Change to Alumina Pricing Structure Continues

The shift to index pricing continued during the period, with AWAC converting approximately 20% of third party smelter grade alumina sales to pricing based on index or spot basis.

By the end of 2012, approximately 40% of AWAC’s third party smelter grade alumina prices are expected to be set on index or spot prices.

“This is a very important structural change that, over time, should see margins move upstream to the bauxite and alumina producers,” Mr Bevan said.

Alumina Limited has re-issued guidance for 2012 (refer announcement to ASX)

Some statements in this public announcement are forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995. Forward-looking statements also include those containing such words as ‘anticipate’, ‘estimates’, ‘should’, ‘will’, ‘expects’, ‘plans’ or similar expressions. Forward-looking statements involve risks and uncertainties that may cause actual outcomes to be different from the forward-looking statements. Important factors that could cause actual results to differ from the forward looking statements include: (a) material adverse changes in global economic, alumina or aluminium industry conditions and the markets served by AWAC; (b) changes in production and development costs and production levels or to sales agreements; (c) changes in laws or regulations or policies; (d) changes in alumina and aluminium prices and currency exchange rates; and (e) the other risk factors summarised in Alumina’s Form 20-F for the year ended 31 December 2010.

Investor Contact:	Media Contact:
Chris Thiris	Scott Hinton
Chief Financial Officer	Hintons
+613 8699 2607	+613 9600 1979
+61 419 114 057
Ben Pitt
Investor Relations Manager
+613 8699 2609

Alumina Ltd results are presented in US dollars

December 2011 ASX Report	-6-

Alumina Limited - ABN 85 004 820 419

Financial Year ended 31 December 2011 (“Current Period”)

Results for Announcement to the Market

		Change	$US million
Net profit from ordinary activities after tax attributable to members of Alumina Limited	Up	266%	126.6

Net profit for the period attributable to members of Alumina Limited (Refer Note below)	Up	266%	126.6

Dividends

	Year ended 31 Dec 2011			Year ended 31 Dec 2010
Final dividend per share	US	3	¢	US	4	¢
Franked amount per share		100%			100%
Record date for determining entitlements to the final dividend is 27 February 2012
Interim dividend per share	US	3	¢	US	2	¢
Franked amount per share		100%			100%

Note on underlying earnings within net profit for the period

Included in the calculation of net profit for the period is the Company’s equity share of non-cash entries related to the revaluation, under current market conditions, of AWAC’s future benefits and obligations arising from certain energy purchase contracts and retirement benefit obligations. In order to analyse the Company’s net profit it is important to understand those entries and the reasons for them.

Some AWAC long term energy purchase contracts include an aluminium price component in the energy price so that costs are partially linked to the price of aluminium. This results in an embedded derivative, which is revalued at period end. This is a non-cash entry and does not relate to operations during the current reporting period, and accordingly is removed from net profit after tax to arrive at underlying earnings.

AWAC has a number of defined benefit schemes. Certain non-cash actuarial adjustments do not relate to operations during the current reporting period, and accordingly are removed from net profit after tax to arrive at underlying earnings.

The impact of these items in the Company’s result for the twelve months to 31 December 2011 has been to decrease net profit after tax by net US$1.4 million (2010: US$2.1 million) as shown in the following table. Net profit after tax before these items is referred to in the Directors’ Report as ‘Underlying Earnings’.

	Year ended 31 Dec 2011 US$ million	Year ended 31 Dec 2010 US$ million

Net profit for the period, after tax	126.6	34.6
Non-operating non-cash items:
Equity share of AWAC retirement benefit obligations	61.5	8.1
Equity share of AWAC embedded derivatives	(60.1)	(6.0)

Underlying earnings for the period, after tax	128.0	36.7

This year-end report is to be read in conjunction with the most recent annual financial report.

December 2011 ASX Report	-7-

Condensed Consolidated Statement of Comprehensive Income

	Year ended 31 Dec 2011	Year ended 31 Dec 2010
	US$ million	US$ million
Revenue from continuing operations	0.2	1.4
General and administrative expenses	(17.3)	(14.7)
Change in fair value of derivatives/foreign exchange gains/(losses)	0.1	2.1
Finance costs	(28.5)	(38.7)
Share of net profit of associates accounted for using the equity method	173.1	84.5

Profit before income tax	127.6	34.6
Income tax expense from continuing operations	(1.0)	—

Profit for the year	126.6	34.6

Other comprehensive income/(loss)
Share of reserve movements accounted for using the equity method	(5.0)	0.8
Foreign exchange translation difference	(168.9)	230.0

Other comprehensive (loss)/ income for the year, net of tax	(173.9)	230.8

Total comprehensive (loss)/income for the year attributable to the owners of Alumina Limited	(47.3)	265.4

Earnings per share (EPS)

	Year ended 31 Dec 2011			Year ended 31 Dec 2010
Basic EPS	US	5.2	¢	US	1.4	¢
Diluted EPS	US	5.2	¢	US	1.4	¢

December 2011 ASX Report	-8-

Condensed Consolidated Statement of Financial Position

	31 Dec 2011 US$ million	31 Dec 2010 US$ million
Current Assets
Cash and cash equivalents	19.0	112.1
Derivative financial instruments	—	5.0
Receivables	0.2	0.2
Other assets	6.2	9.4

Total current assets	25.4	126.7

Non-current Assets
Investments accounted for using the equity method	3,324.8	3,415.6
Property, plant and equipment	0.2	0.2

Total non-current assets	3,325.0	3,415.8

Total assets	3,350.4	3,542.5

Current Liabilities
Payables	3.1	5.9
Interest bearing liabilities	52.9	217.7
Derivative financial instruments	1.3	—
Provisions	0.2	0.2
Other	0.7	0.6

Total current liabilities	58.2	224.4

Non-current Liabilities
Interest bearing liabilities	437.7	246.2
Provisions	0.5	0.4

Total non-current liabilities	438.2	246.6

Total liabilities	496.4	471.0

Net assets	2,854.0	3,071.5

Equity
Contributed equity	2,154.1	2,154.1
Treasury shares	(1.5)	(1.5)
Reserves:
- Group[1]	(166.3)	4.3
- Associates	(2.5)	2.5
Retained profits:
- Group	928.5	903.6
- Associates[1]	(58.3)	8.5

Total equity	2,854.0	3,071.5

[1]	Refer Note 16

December 2011 ASX Report	-9-

Condensed Consolidated Statement of Changes in Equity

	Contributed Equity [1] US$ million	Reserves US$ million	Retained Profits US$ million	Total US$ million
Balance as at 1 January 2010	2,153.1	(227.8)	993.0	2,918.3
Adjustment for prior period revision [2]	—	23.9	(23.9)	—

Restated total equity at the beginning of the financial year	2,153.1	(203.9)	969.1	2,918.3
Profit for the year	—	—	34.6	34.6
Other comprehensive income for the year	—	230.8	—	230.8
Transactions with owners in their capacity as owners:
Dividends declared	—	—	(91.6)	(91.6)
Option premium on convertible bonds	—	(20.5)	—	(20.5)
Movement in share based payments reserve	—	0.4	—	0.4
Movement in treasury shares	(0.5)	—	—	(0.5)

Balance at 31 December 2010	2,152.6	6.8	912.1	3,071.5

Balance as at 1 January 2011	2,152.6	6.8	912.1	3,071.5
Profit for the year	—	—	126.6	126.6
Other comprehensive loss for the year	—	(173.9)	—	(173.9)
Transactions with owners in their capacity as owners:
Dividends declared	—	—	(170.8)	(170.8)
Transfer capital reserve to retained earnings [3]	—	(2.3)	2.3	—
Movement in share based payments reserve	—	0.6	—	0.6

Balance at 31 December 2011	2,152.6	(168.8)	870.2	2,854.0

[1]	Treasury shares have been deducted from contributed equity.
[2]	Refer Note 16
[3]	Westminer International (U.K.) Limited, a wholly owned subsidiary of the group, was dissolved on the 10th May 2011.

December 2011 ASX Report	-10-

Condensed Consolidated Statement of Cash Flows

	Year ended 31 Dec 2011 US$ million	Year ended 31 Dec 2010 US$ million
Cash Flows Related to Operating Activities
Payments to suppliers and employees (inclusive of goods and service tax)	(17.6)	(12.1)
GST refund received	0.8	0.6
Dividends received from associates	232.2	234.4
Distributions received from associates	7.7	7.7
Interest received	0.2	0.9
Interest paid	(26.8)	(30.8)
Other	(0.4)	(0.1)

Net cash inflow from operating activities	196.1	200.6

Cash Flows Related to Investing Activities
Payments for investment in associates	(166.6)	(161.6)
Proceeds from return of invested capital	17.3	13.8
Proceeds from derivatives	—	6.0
Net settlement of hedge contracts	—	(0.6)

Net cash outflow from investing activities	(149.3)	(142.4)

Cash Flows Related to Financing Activities
Repurchase of convertible bond	(167.6)	(181.5)
Proceeds from borrowings	285.0	33.7
Repayment of borrowings	(86.0)	(1.1)
Dividends paid	(170.6)	(93.7)

Net cash outflow from financing activities	(139.2)	(242.6)

Net Decrease in Cash and cash equivalents	(92.4)	(184.4)
Cash and cash equivalents at the beginning of the reporting period	112.1	305.6
Effects of exchange rate changes on cash and cash equivalents	(0.7)	(9.1)

Cash and cash equivalents at the end of the reporting period	19.0	112.1

December 2011 ASX Report	-11-

Reconciliation of Cash

	As at 31 Dec 2011 US$ million	As at 31 Dec 2010 US$ million
Reconciliation of cash at the end of the reporting period (as shown in the condensed consolidated statement of cash flows) to the related items in the accounts is as follows:
Cash on hand and at bank	5.5	3.3
Money market deposits (with maturity on investment three months or less)	13.5	108.8

Cash assets	19.0	112.1

Total cash and cash equivalents at the end of the reporting period	19.0	112.1

December 2011 ASX Report	-12-

1.	Basis of Preparation

This financial report for the year ended 31 December 2011 has been prepared in accordance with Accounting Standards, other authoritative pronouncements of the Australian Accounting Standards Board, Urgent Issues Group Interpretations and the Corporations Act 2001.

This financial report does not include all the notes of the type normally included in an annual financial report. Accordingly, this report is to be read in conjunction with the annual report for the year ended 31 December 2010 and any public announcements made by Alumina Limited during the reporting period in accordance with the continuous disclosure requirements of the Corporations Act 2001.

The accounting policies adopted are consistent with those of the previous year.

2.	Consolidated Retained Profits

	Year ended 31 Dec 2011 US$ million	Year ended 31 Dec 2010 US$ million
Retained profits at the beginning of the reporting period [1]	912.1	969.1
Net profit attributable to members of Alumina Limited	126.6	34.6
Transfer from capital reserve	2.3	—
Dividends paid	(170.8)	(91.6)

Retained profits at the end of the reporting period	870.2	912.1

3.	Income Tax

	Year ended 31 Dec 2011 US$ million	Year ended 31 Dec 2010 US$ million
Profit from ordinary activities before tax	127.6	34.6

Prima facie tax expense for the period at the rate of 30%	(38.3)	(10.4)

The following items caused the total charge for income tax to vary from the above:
Share of equity accounted profit not assessable for tax	(173.1)	(84.5)
Foreign income subject to accruals tax	1.1	2.5
Share of partnership income assessable for tax	7.7	7.7
Amounts non- assessable for tax	(0.2)	—
Timing differences not recognised	(1.7)	(35.2)
Tax losses not recognised	40.9	66.2
Non-deductible expenses	2.2	8.7
Previously unrecognised tax losses now recouped to reduce current tax expense	(1.2)	—

Net movement	(124.3)	(34.6)

Consequent reduction in charge for income tax	37.3	10.4

Aggregate Income tax expense for the reporting period	(1.0)	—

[1]	Refer Note 16

December 2011 ASX Report	-13-

4.	Earnings Per Share (EPS)

	Year ended 31 Dec 2011			Year ended 31 Dec 2010
Calculation of basic and fully diluted EPS in accordance with AASB 133: Earnings per Share
Earnings in cents per ordinary share (cps)
Basic EPS	US	5.2	¢	US	1.4	¢
Diluted EPS	US	5.2	¢	US	1.4	¢
Weighted average number of shares outstanding during the year used in the calculation of earnings per share
Weighted average number of ordinary shares used as the denominator in the calculation of basic earnings per share		2,439,526,913			2,439,735,080

5.	Net Tangible Asset Backing Per Security

		2,439,526,913		2,439,526,913
Net tangible asset backing per ordinary security	US$	1.06	US$	1.15

6.	Details of Entities Over Which Control Has Been Lost or Gained

There was no loss or increased control of entities for the year ended 31 December 2011, other than dissolution of the non-operating subsidiary Westminer International (UK) Limited.

7.	Dividends

Since year end the Directors have determined that a fully franked dividend of US 3 cents per share will be payable on 15 March 2012, amounting to US$73.2 million. This amount has not been recognised as a liability at year end. Record date to determine entitlements to the dividend is 27 February 2012.

Directors have continued the suspension of the Company’s Dividend Reinvestment Plan. The Dividend Reinvestment Plan will therefore not apply to the 2011 final dividend.

Other than American Depositary Receipt holders (who are paid in US dollars) and UK resident shareholders (who are paid in GBP), shareholders will be paid the final dividend in Australian dollars.

The franking account balance, which is maintained in Australian dollars, was A$357.8 million as at 31 December 2011 (2010: A$332.3 million).

8.	Dividend Per Share

	Year ended 31 Dec 2011		Year ended 31 Dec 2010
Final dividend per share (US cents)
Amount per share	3	¢	4	¢
Franked amount per share at 30% tax rate	100%		100%

December 2011 ASX Report	-14-

9.	Total Dividend Paid on All Shares During 2011

	Year ended 31 Dec 2011 US$ million	Year ended 31 Dec 2010 US$ million
Final dividend paid on ordinary shares	97.6	42.8
Interim dividend paid on ordinary shares	73.2	48.8

Total	170.8	91.6

10.	Details of Aggregate Share of Results of Associates

	Year ended 31 Dec 2011 US$ million	Year ended 31 Dec 2010 US$ million
Alumina’s share of associates:
Profit from ordinary activities before income tax	247.6	140.4
Income tax expense on ordinary activities	(74.5)	(55.9)

Equity share of profit	173.1	84.5
Dividends received by Alumina Limited	(232.2)	(234.4)
Distributions received by Alumina Limited	(7.7)	(7.7)

Surplus of dividends/distributions received over equity share of profits	(66.8)	(157.6)

11.	Material Interests in Entities which are Not Controlled Entities

Alumina has an interest in the following entities:

	Percentage of ownership interest held at end of period or date of disposal		Contribution to net profit
	As at 31 Dec 2011	As at 31 Dec 2010	Year ended 31 Dec 2011 US$ million	Year ended 31 Dec 2010 US$ million
Equity accounted associates
AWAC	40%	40%	173.1	84.5

12.	Ratios

	Year ended 31 Dec 2011	Year ended 31 Dec 2010
Profit after tax/equity interests
Consolidated net profit from ordinary activities after tax attributable to members as a percentage of average members’ equity	4.1%	1.2%

December 2011 ASX Report	-15-

13.	Issued and Quoted Securities at End of Current Reporting Period

Category of Securities	Number issued	Number quoted

Ordinary shares
Fully paid[1]	2,440,196,187	2,440,196,187
Partly paid	Nil	Nil

Ordinary Shares -
Changes during current reporting period:	Nil

[1]	Includes Treasury shares purchased through the Employee Share Plan Trust for Alumina Limited’s long term incentive plan.

14.	Financing Facilities

	Year ended 31 Dec 2011 US$ million	Year ended 31 Dec 2010 US$ million
The facilities available at end of reporting period were as follows:
Total loan facilities	785.6	1,085.8
Used at end of reporting period	490.6	463.9
Unamortised finance costs	—	1.7

Available at end of reporting period	295.0	620.2

Funding facilities include bilateral bank facilities, a syndicated facility and a development bank loan. All bilateral bank facilities are available in US dollars, of which two are also available in Australian dollars and one is also available in EURO. The syndicated facility is available in US dollars. The development bank loan is fully drawn in US dollars and Brazilian Reais and amortises at approximately $53 million per annum. The other facilities mature from November 2013 until November 2016. Funding facilities in currencies other than US dollars have been converted to US dollar equivalents at period end exchange rates. At 31 December 2010 the Group had $167.6 million of convertible bonds outstanding which were fully repaid during the first half of 2011.

15.	Segment Information

Business Segment

Alumina Limited’s primary assets are its 40% interest in the series of operating entities forming Alcoa World Alumina & Chemicals (AWAC). Alumina Limited has one reportable segment, namely the investment in the alumina/aluminium business through its equity interest in AWAC. Alumina Limited participates in AWAC through The Strategic Council, which consists of three members appointed by Alcoa Inc. and two members appointed by Alumina Limited. Operational decisions are made by Alcoa Inc.

16.	Prior Period Revision

In May 2011 the Company identified an error related to the 2008 financial statements which resulted from differences between US GAAP and IFRS accounting regarding the joint venture’s defined benefit plans. The impact of the error resulted in an overstatement of share of net profit of associates for the year 2008 by $23.9 million. The error also understated equity reserves for the year ended 31 December 2008 by $23.9 million. The comparative balance sheet at 31 December 2010 reflects these adjustments, as disclosed in the Statement of Changes in Equity for the year to 31 December 2010.

17.	Events Occurring After the Balance Sheet Date

On 8 February 2012, Alumina Limited noted that Alcoa of Australia Limited had commenced a review of the future viability of the AWAC Point Henry aluminium smelter in Geelong, Victoria, in the face of continuing difficult global economic conditions for the smelting industry. A combination of factors, including metal prices, input costs and exchange rates, have resulted in the Point Henry smelter becoming unprofitable. The review is expected to be completed by the end of June 2012. The associated aluminium rolling mill at Point Henry, in which AWAC has no interest, and the Anglesea power station are not included in the review. The Portland aluminium smelter, in which AWAC has a 55% interest, is also not included in the review.

December 2011 ASX Report	-16-

Alumina Limited has previously reported in relation to a suit filed in 2004 by St. Croix Renaissance Group, L.L.L.P., Brownfield Recovery Corp., and Energy Answers Corporation of Puerto Rico (collectively referred to as “SCRG”) against St. Croix Alumina L.L.C. and Alcoa World Alumina, L.L.C. (collectively referred to as “SCA”) in the Territorial Court of the Virgin Islands, Division of St. Croix for claims related to the sale of SCA’s former St. Croix alumina refinery to plaintiffs. In January 2011, a jury returned a verdict in favour of plaintiffs and awarded damages of approximately $29 million which, on appeal, was reduced to approximately $20 million.

Following the court’s post-trial decisions, AWAC recorded a charge of $20 million in 2011. In June 2011, AWAC filed a notice of appeal with the U.S. Court of Appeals for the Third Circuit regarding Alcoa’s denied post-trial motions and SCRG filed a notice of cross appeal with the Third Circuit Court related to certain pre-trial and post-trial decisions of the court.

Following mediation and subsequent further negotiations in connection with this lawsuit and other pending matters between the parties and the Government of the Virgin Islands, the parties agreed to the terms of a consent decree which will resolve the lawsuit and other matters pending between them in the federal and territorial courts of the Virgin Islands. The terms of the consent decree were filed jointly by the parties with the federal court and approved by the court on 13 February. At this time, AWAC does not foresee making any change to the charge recorded in 2011 in relation to the suit.

On 27 January 2012, Alcoa moved to dismiss the lawsuit filed by Aluminium Bahrain BSC (“Alba”) against Alcoa Inc and Alcoa World Alumina LLC, and others, in the United States District Court for the Western District of Pennsylvania (the “Court”) (the “Alba Proceeding”, which is further described on pages 64 and 65 of Alumina Limited’s Annual Report 2010).

On 27 March 2008, the Court had ordered the suit filed by Alba to be closed and it would be reopened at the close of the United States Department of Justice (the “DOJ”) investigation. On 8 November 2011 at Alcoa’s request, the Court reopened the Alba Proceeding to permit the Defendants to file a motion to dismiss the amended complaint and to permit the Plaintiff to file an amended complaint and a RICO case statement. Alba filed its amended complaint on 28 November 2011 and its RICO case statement on 28 December 2011, which is available at http://www.scribd.com/doc/76744832/2011-12-28-Plaintiff-s-RICO-Case-Statement-Dkt-66. Neither Alumina Limited, nor any of its employees, is a defendant in the litigation.

The DOJ and US Securities and Exchange Commission (SEC) are undertaking a formal investigation. The United States Foreign Corrupt Practices Act and related statutes and regulations in the United States and elsewhere provide for potential injunctive relief, monetary penalties, disgorgement, prejudgment interest, criminal sanctions and other remedies and may result in certain cases in suspension or debarment from doing business with governmental entities or other collateral consequences. The DOJ and SEC investigations are ongoing and Alcoa has reported it has been co-operating with the government. Alumina understands that Alcoa is unable to reasonably predict an outcome or to estimate a range of reasonably possible loss with regard to any of the governmental or private party matters discussed above. Alumina is unable to quantify meaningfully the possible loss or range of loss to which companies in which Alumina has an equity interest may be subject as a result of the above governmental or private party matters.

The Serious Fraud Office (“SFO”) of the United Kingdom in October 2011 caused Victor Dahdaleh to be arrested and charged with conspiracy to corrupt, corruption, acquiring and transferring criminal property under the law of England and Wales, involving alleged payment of bribes, in connection with contracts for supplies of alumina. Bruce Hall, former CEO of Alba, has been charged by the SFO with conspiracy to corrupt, corruption and acquiring and transferring criminal property.

December 2011 ASX Report	-17-

Compliance Statement

1.	This financial report has been prepared in accordance with Australian Accounting Standards, other authoritative pronouncements of the Australian Accounting Standards Board, Urgent Issues Group Interpretations and the Corporations Act 2001.

2.	This report gives a true and fair view of the matters disclosed.

3.	This report is based on accounts which are in the process of being audited.

4.	Alumina Limited has a formally constituted Audit Committee.

5.	In the directors’ opinion, there are reasonable grounds to believe that the company will be able to pay its debts as and when they become due and payable.

John Bevan

Director

Melbourne

16 February 2012

December 2011 ASX Report	-18-

Alumina Limited Highlights

Underlying earnings increased to $128.0 million from $36.7 million in 2010.

Net profit after tax increased to $126.6 million from $34.6 million in 2010.

Alumina Limited received $232 million of fully franked dividends compared to $234 million in 2010.

Final Alumina Limited dividend of USD 3 cents per share fully franked

Generally the Board intends, on an annual basis, to distribute cash from operations after debt servicing and corporate costs commitments have been met. Dividends will be fully franked for the foreseeable future.

Directors have declared a final fully franked dividend of 3 cents per share, bringing the total dividend for 2011 to 6 cents per share, fully franked, compared to 6 cents per share, fully franked for 2010. Total dividend paid and declared for 2011 represents 75% of net cash from operating activities, compared to 73% for 2010.

The dividend will be paid on 15 March 2012, with the Australian dollar amount of the dividend set on the record date of 27 February 2012.

AWAC Highlights (US GAAP)

AWAC converted approximately 20% of third party smelter grade alumina sales to pricing based on indices and spot which drove margins upstream.

Revenues were up 22% on 2010 reflecting the transition to pricing third party smelter grade alumina sales with reference to alumina price indices, and the increase in aluminium prices over 2010.

Cash expenses were up 21% due to the weak US dollar and higher input costs.

An alumina production record of 15.7 million tonnes, up 0.5 million tonnes compared to 2010.

EBITDA increased by $271 million compared to 2010. This represented a 34% improvement.

Alumina Limited Key Financials

Alumina Limited’s functional currency is US dollars.

	2011		2010

Underlying earnings US$m		128.0 [1]		36.7
NPAT US$m		126.6		34.6

Average AUD/USD		1.03		0.92

Average 3 month LME aluminium price US$ per tonne		2,422		2,200
Average alumina spot price [2] US$ per tonne		375		349

Net Debt[3] US$m		472		353
Gearing[4]		14.1%		10.0%

EPS (US cps)		5.2		1.4
Underlying EPS (US cps)		5.2		1.5
Return on Equity (ROE)		4.1%		1.2%
ROE based on underlying earnings		4.2%		1.2%
Total dividend declared	US	6 ¢	US	6 ¢

Definitions and notes

1.	Underlying earnings calculated by adjusting net profit after tax by $1.4 million from reported net profit after tax, being the impact of non-cash embedded derivatives for energy contracts and adjustments for certain actuarial movements in defined benefit pension plans.

2.	Based on Platts index, spot FOB Australia average for 2011.

3.	Includes unamortised finance costs of convertible bond for 2010.

4.	Calculated as (debt - cash)/(debt + equity).

December 2011 ASX Report	-19-

AWAC Business Review (US GAAP)

Bauxite: Significant Deposits Meeting AWAC Need

AWAC owns, or partly owns, bauxite mines in five countries, which meet the production needs of the AWAC refineries. The Juruti mine in Brazil operated above its initial nameplate capacity.

Work commenced on moving the crusher facility at the Huntly mine in Australia. This is a significant project to improve Huntly’s productivity that occurs every eight to ten years and is expected to cost A$285 million over four years.

Alumina: Index Pricing

The independent alumina pricing indices gained further acceptance in 2011 with a number of producers now reporting entering into alumina contract pricing based on reported index prices.

During 2011, AWAC converted approximately 20% of third party smelter grade alumina sales to be priced on spot or index prices. Sales of alumina from AWAC to Alcoa continue to be priced based on the average of third party prices, which include spot/index sales to third parties.

Alumina: Price and Revenue Improvement

Realised alumina prices increased 22% compared to 2010. This reflects both the transition to pricing third party smelter grade alumina sales with reference to alumina price indices, and the increase in aluminium prices over 2011, which flowed through to alumina contracts priced as a percentage of aluminium. Alumina revenue increased by 26% compared to 2010. Price movements accounted for 90% of the revenue increase, with volume increase driving the remaining 10%.

Alumina: Margin Improvement

Operating margin was $70 per tonne, an improvement of $23 per tonne on 2010, with higher realised prices offsetting the impact of the weaker US dollar and higher raw material and energy costs. In the first half of 2011, operating margin was $76 per tonne, reducing to $64 per tonne in the second half as growing global concerns, particularly around Europe, were reflected in volatile and lower prices.

The average 2011 cash cost of alumina production increased by $40 per tonne compared to 2010. Cost increases were principally incurred in the first half, with costs in the second half relatively flat to the first half, with the exception of caustic soda.

The most significant influence on the increase in cash costs of production was the weakness of the US dollar, compared to the Australian dollar and the Brazilian Reais. It is estimated that the weaker US dollar accounted for $18 per tonne of the increase across total production.

Global oil prices increased approximately 34% compared to 2010, contributing to an increase in average costs of production of $6 per tonne. Increases in bauxite costs added a further $4 per tonne and global caustic soda costs $3 per tonne.

Labour, contractor and higher scheduled maintenance costs, predominantly in Australia, contributed to most of the balance in rise of production costs during 2011. Enterprise Bargaining Agreements with Australian employees covering the next three years were finalised during the year.

Alumina: Record Production

Production of alumina was a record 15.7 million tonnes in 2011, up 3.5% on 2010, with a significant proportion of the increase attributed to the Alumar refinery in Sao Luis, Brazil, which has operated consistently throughout 2011. The Australian refineries continued to operate at or near nameplate capacity during 2011. AWAC’s production capacity is 17.2 million tonnes per annum.

AWAC Production and Shipments

	2011	2010
Alumina production	15.7mt	15.2mt
Aluminium production	357kt	356kt
Alumina shipments	15.5mt	15.2mt

AWAC Profit and Loss (US GAAP)

	2011 US$m	2010 US$m
Sales revenue	4,144.6	3,452.4
Related party revenue	2,522.4	2,004.1

Total Revenue	6,667.0	5,456.5

COGS and operating expenses	(5,459.0)	(4,523.3)
Selling, Admin, R&D [1]	(134.8)	(114.4)
Net interest	0.9	(6.6)
Depreciation and Amortisation	(465.8)	(424.5)
Other	1.0	(15.9)

Total Expenses	(6,057.7)	(5,084.7)

Profit before Tax	609.3	371.8
Income Tax [2]	(139.6)	(36.5)

Net Profit after Tax	469.7	335.3

EBITDA [3]	1,074.2	802.9

[1]	Increase mainly reflects the weaker US dollar over 2011 against Australian and Brazilian costs incurred in local currency
[2]	Includes Brazil tax credits of $47 million (2010: $105 million credit)
[3]	Earnings before interest, tax, depreciation and amortisation

December 2011 ASX Report	-20-

Smelters

AWAC produces aluminium at two smelters in Australia. The average aluminium price was higher than 2010 while the cost of production rose due to higher prices for alumina, energy, coke and pitch and the stronger Australian dollar against the US dollar. Production of approximately 357,000 tonnes was in line with 2010. Restructuring costs and weaker markets in the second half of 2011 lowered performance relative to the first half, with operating losses incurred in the fourth quarter.

On 8 February 2012 Alumina Limited announced that Alcoa of Australia Limited had commenced a review of the future viability of the Point Henry aluminium smelter.

Shipping

Shipping operations contributed a small profit.

One-off Items

The 2011 AWAC profit pre-tax included the following one-off items:

•	$14 million equity accounted profit from the Dampier Bunbury pipeline;

•	$9 million loss on end of period balance sheet revaluations;

•	$43 million profit on sale of Alcoa of Australia land assets;

•	$14 million loss on smelter restructuring costs;

•	$47 million tax credit in Brazil (not recognized under AIFRS);

•	$20 million provision for remediation in St Croix, a refinery no longer operated by AWAC.

AWAC Cash Flow (US GAAP)

Cash from operations rose marginally over 2010, reflecting higher realised prices for alumina and aluminium offset by raw material cost increases and higher tax payments. Additionally working capital flows were negatively affected by the delays in shipments which will be recovered in 2012.

Capital expenditure totalled $392 million, 31% above 2010.

Sustaining capital expenditure was $300 million, with the majority of this incurred in Australia. During 2011 the Australian operations commenced the relocation of crushing facilities, which is expected to cost approximately A$285 million over four years.

Growth capital expenditure mainly related to completion works of the Juruti mine infrastructure in Brazil.

The Ma’aden joint venture in Saudi Arabia contributed to the rise in other assets. AWAC is a 25.1% shareholder in this mine and refinery project. The majority of the project financing for the Ma’aden joint venture has been completed. Alumina Limited’s equity investment to the end of 2011 was $22.6 million.

AWAC Balance Sheet (US GAAP)

Property plant and equipment decreased due to the depreciation of the Brazilian Reais against the US dollar, more than offsetting capital expenditure net of depreciation.

AWAC continued to operate with minimal borrowings. With the exception of minor working capital facilities at individual sites, any borrowing required by an AWAC entity is provided by the joint venture partners.

AIFRS Adjustments

The AWAC results are adjusted for differences between US GAAP and AIFRS prior to incorporation into the Alumina Limited results. These adjustments are non-cash book entries. The total adjustments amounted to a reduction of approximately $39 million to AWAC’s profit after tax.

The main adjustments for 2011 were:

•	reversal of $47 million tax credit in Brazil;

•	recognition of $154 million debit after tax for defined benefit pensions;

•	recognition of $150 million credit after tax for movements in embedded derivatives.

Alumina Limited’s results include 40% of these adjustments.

AWAC Cash Flow (US GAAP)

	2011 US$m	2010 US$m
Net income	469.7	335.3
Depreciation	465.8	424.5
(Increase) decrease in receivables	(111.6)	73.3
(Increase) decrease in inventories	(72.5)	53.8
Increase (decrease) in accounts payable	102.7	(10.8)
Other [1]	(115.5)	(151.7)

Cash from operations	738.6	724.4
Capital expenditure	(392.0)	(298.4)

Free cash flow [2]	346.6	426.0

[1]	Includes cumulative translation adjustment
[2]	Free cash flow defined as cash from operations less capital expenditure.

December 2011 ASX Report	-21-

AWAC Balance Sheet (US GAAP)

	2011 US$m	2010 US$m
Cash, cash equivalents	204.0	331.6
Receivables	535.2	427.1
Related party note receivable	82.9	120.0
Inventories	777.3	717.3
Property plant & equipment	7,133.8	7,548.7
Other assets	2,189.4	2,043.9

Total Assets	10,922.6	11,188.6

Short term borrowings	38.5	253.9
Payables	886.3	792.5
Taxes payable and deferred	442.3	475.8
Other liabilities	1,212.4	1,031.6

Total Liabilities	2,579.5	2,553.8

Equity	8,343.1	8,634.8

AWAC Dividends Paid

	2011 US$m	2010 US$m
Dividends paid	579.3	587.1

Alumina Limited Reported Profit

Most of Alumina Limited’s general and administrative expenses are incurred in Australian dollars. The translation of these Australian dollar expenses into US dollars has been impacted by the strength of the Australian dollar over 2011, contributing $1.7 million of the increase to reported expenses.

Finance costs decreased to $28.5 million from $38.7 million in 2010. The decrease arises from a lower average balance of drawn facilities and the switch from higher cost to lower cost facilities, partially offset by an increase in amortisation of prepaid commitment fees as bank facilities with pending maturities were replaced by longer term facilities.

Note on calculation of underlying earnings

Alumina Limited shows underlying earnings in addition to profit after tax to provide a better understanding of the performance of the underlying operations. Underlying earnings are calculated by excluding the impact of mark to market valuations for embedded derivatives contained in AWAC energy contracts that are linked to the LME price of aluminium and actuarial gains and losses, on AWAC pension plans that reflect the net result of expected returns on assets, employee costs and the discount rate of return. In 2011, revaluation of the embedded derivatives increased Alumina Limited’s net profit after tax by $60.1 million. Actuarial movements in defined benefit plans resulted in a decrease to net profit of $61.5 million.

Alumina Limited Reported Profit

	2011 US$m	2010 US$m

Share of AWAC underlying profit	174.5	86.6
General and administrative expenses	(17.3)	(14.7)
Finance costs	(28.5)	(38.7)
Other & tax	(0.7)	3.5

Underlying earnings	128.0	36.7

Retirement benefit obligations, AWAC	(61.5)	(8.1)
Embedded derivative, AWAC	60.1	6.0

Net profit after tax	126.6	34.6

December 2011 ASX Report	-22-

Alumina Limited Balance Sheet

Alumina Limited’s gearing1 remains at a conservative level of 14.1%. Net debt at 31 December 2011 was $472 million (2010: $353 million).

During the year, $168 million of convertible bonds were repurchased at face value, using existing bank facilities. The convertible bond is now fully repaid. Alumina Limited also replaced maturing bank facilities.

The Company has a fully drawn debt facility from the Brazil National Development Bank (BNDES). This facility amortises at approximately $53 million per annum. Amounts outstanding at 31 December 2011 under the BNDES loan were $241 million.

Excluding the BNDES amortisation, there are no debt maturities in 2012, with the $545 million of committed bank facilities expiring as follows:

•	$107 million in 2013 (drawn to $105 million)

•	$213 million in 2015 (no amounts were drawn under this facility as at 31 December 2011)

•	$225 million in 2016 (drawn to $145 million)

Current liabilities include $53 million of repayments on the facility from the BNDES that are due before 31 December 2012.

Current liabilities of $58 million exceed current assets of $25 million, however directors are confident that the liabilities can be met using available cash and undrawn committed facilities whose maturities extend beyond 31 December 2012.

Alumina Limited Cash Flows

Alumina Limited’s cash receipts from operations primarily comprise the dividends received from AWAC entities. Fully franked dividends of $232.2 million were received during 2011 ($234.4 million on 2010).

Net payment for investments in associates included investment in the Alumar refinery and Juruti mine in Brazil, and the San Ciprian refinery in Spain to replace shareholder loans, mainly in the first half.

Alumina Limited Balance Sheet

	2011 US$m	2010 US$m
Cash and equivalents	19.0	112.1
Investments	3,324.8	3,415.6
Other	6.6	14.8

Total Assets	3,350.4	3,542.5

Payables	3.1	5.9
Interest bearing liabilities – current	52.9	217.7
Interest bearing liabilities – non-current	437.7	246.2
Other	2.7	1.2

Total Liabilities	496.4	471.0

Net Assets	2,854.0	3,071.5

Alumina Limited Cash Flow

	2011 US$m	2010 US$m
Dividends received	232.2	234.4
Distributions received	7.7	7.7
Interest paid	(26.8)	(30.8)
Payments to suppliers and employees	(17.6)	(12.1)
GST refund, interest received & other	0.6	1.4

Cash from operations	196.1	200.6

Net payments for investment in associates	(149.3)	(147.8)

Free cash flow[2]	46.8	52.8

Definitions and notes

1.	Calculated as (debt - cash)/(debt + equity)
[2]	Free cash flow defined as cash from operations less capital expenditure.

December 2011 ASX Report	-23-

Guidance

The following guidance is provided to assist the understanding of the sensitivity of AWAC results to key external factors. The guidance cannot be expected to be predictive of exact results, rather it provides direction and approximate quantum of the impact on profit before tax of movements around a given base figure. Actual results will vary from those computed using the guidance. Guidance is not linear, hence significant movement away from the base rates used may result in different sensitivities. No attempt has been made to correlate sensitivity to one element of the guidance with movements in other elements of the guidance.

For 2012, AWAC target alumina production is 15.9 million tonnes, which may be adjusted to meet demand, and aluminium target production is 360,000 tonnes.

A $100 movement in the LME aluminium price per tonne is expected to impact AWAC profit before tax in 2012 by approximately $102 million. This sensitivity covers alumina sales that are priced as a percentage of aluminium, and aluminium sales. It excludes alumina sales where the price is based on spot or alumina indices.

During 2012, third party smelter grade alumina contracts will continue to be negotiated using alumina price indices, replacing contracts traditionally priced as a percentage of the aluminium price. By the end of 2012, approximately 40% of third party smelter grade alumina sales are expected to be based on alumina price indices or spot. AWAC commenced 2012 with approximately 20% of its SGA third party sales volume based on alumina price indices or available for spot sales.

A 1 cent movement in the AUD/USD rate is expected to impact AWAC profit before tax in 2012 by $19 million.

AWAC cash costs per tonne of alumina production are expected to increase from 2011, with increases in the cost of fuel oil, and caustic. Significant movements in exchange rates or other inputs will impact costs beyond this guidance. Productivity gains are expected which will offset some of these increases.

AWAC’s estimated spend on sustaining capital expenditure in 2012 is up to $300 million. This includes expenditure on moving a mine crusher site in Australia, in line with normal 10 year movements to minimise the haul distance for the mine. Further sustaining capital expenditure is focussed on residue storage areas.

Estimated AWAC growth capital expenditure on existing facilities for 2012 is $50 million, mainly in Brazil relating to some project works delayed from 2011. In addition, AWAC expects to invest approximately $190 million in 2012 in the Ma’aden joint venture.

Market Outlook

The 2011 year was characterised by improved demand and pricing in the first half, followed by a significant weakening of pricing as the year came to an end, following macro-economic weakness in Europe. Demand has remained reasonably firm through the latter part of the year, while pricing has recovered marginally from its low point.

Alumina Limited is cautious on the outlook for 2012, with prices likely to continue to be volatile. Macro-economic conditions, particularly in Europe, remain weak. Despite this, aluminium stock levels and regional premiums for aluminium tend to reflect a reasonably firm demand picture. Total demand for aluminium is expected to grow between 5-7% globally in 2012.

In recent months, with weak pricing, there have been a significant number of smelting curtailments in production announced, including by Alcoa Inc. Alcoa of Australia Limited has also announced a review of the Point Henry smelter in Victoria, Australia.

Curtailments were also evident in China through the fourth quarter of 2011, as weak pricing and seasonal factors led to cutbacks amongst China’s high cost producers (both alumina and primary aluminium). The outlook may see further curtailments of high cost smelters globally, although new smelters in China and the Middle East will ensure global production remains in full supply. Demand in China, however, is still expected to grow over the next few years, even if at a slower growth rate than in previous years. Alumina supply will respond to the changes. High cost refineries are likely to curtail only if the total smelter demand reduces.

AWAC remains the largest and a low cost alumina producer, and so in the medium term will benefit as the alumina market grows. It will also benefit from the trend of alumina pricing on spot based indices. As a higher percentage of alumina sales contracts are priced off alumina spot indices, this will better reflect the fundamentals of the industry and should see the share of supply chain value moving upstream. In a continuing weak price and strong Australian exchange rate environment, the focus of AWAC is to continue to drive productivity and supply chain improvements as elevated oil prices and a rising caustic soda price maintain cost pressures across the portfolio.

December 2011 ASX Report	-24-

Australian Carbon Pricing Scheme

The Australian Government released details of its proposed carbon pricing scheme on 10 July 2011. The scheme is proposed to operate in two phases: a fixed (but increasing) carbon permit price commencing 1 July 2012 to be followed by a floating price phase from 1 July 2015. This scheme is the result of negotiations within the Multi-Party Climate Change Committee and resulted in the Clean Energy Legislative Package which was passed by the Senate on 8 November 2011.

The scheme will cover emissions from the stationary energy, industrial processing, mining and waste sectors. Entities that have operational control of a facility that emits more than 25,000t CO2-e per annum in greenhouse gas emissions from activities covered by the scheme will be required to surrender carbon permits to cover those emissions.

Emissions-intensive trade-exposed industries and coal-fired power generators will be eligible to receive assistance, primarily in the form of free carbon permits, under arrangements that are broadly similar to those that would have applied under the former Carbon Pollution Reduction Scheme. Contractual arrangements will govern the electricity and domestic gas pass-through of carbon costs for indirect emissions. Under the details of the scheme announced aluminium smelting and alumina refining will receive a free allocation of permits for 94.5% of average industry emissions, per tonne of production. These allocations are based on the tonnes produced at an average emissions intensity. Allocation will reduce at a rate of 1.3% per annum with a floor at 90% if a sector can demonstrate that less than 70% of its competitors have introduced comparable carbon constraints.

The fixed price phase starts at A$23.00 per tonne CO2-e and increases to $24.15 in year 2 and $25.40 in year 3 (based on a 2.5% rise with 2.5% inflation). From 1 July 2015 there will be an emissions trading scheme based on a national emissions cap for the first five years to be announced in 2014. Banking of surplus permits will be allowed and fifty per cent of an entity’s obligation may be met through international credits/permits.

In the 2010/2011 year, AWAC in Australia produced 7.36 million tonnes of emissions from smelting (0.7 million tonnes from direct and 6.66 million tonnes from indirect sources) and 5.0 million tonnes of emissions from mining and refining (4.3 million tonnes from direct and 0.7 million tonnes from indirect sources). Further details are available on Alumina Limited’s website. Draft Regulations have been distributed for comment and are expected to be finalised by March 2012.

The financial impact of the scheme on AWAC will not be able to be reasonably determined until after the regulations and details surrounding the electricity allocation factor and proposed closure contracts and other compensation-related matters are finalised.

John Bevan

Director

Melbourne

16 February 2012

December 2011 ASX Report	-25-

Forward Looking Statements

Some statements in this report are forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995. Forward-looking statements also include those containing such words as “anticipate”, “estimates”, “should”, “will”, “expects”, “plans” or similar expressions. Forward-looking statements involve risks and uncertainties that may cause actual outcomes to be different from the forward-looking statements. Important factors that could cause actual results to differ from the forward-looking statements include: (a) material adverse changes in global economic, alumina or aluminium industry conditions and the markets served by AWAC; (b) changes in production and development costs and production levels or to sales agreements; (c) changes in laws or regulations or policies; (d) changes in alumina and aluminium prices and currency exchange rates; (e) constraints on the availability of bauxite; and (f) the risk factors and other factors summarised in Alumina’s Form 20-F for the year ended 31 December 2010. Forward-looking statements that reference past trends or activities should not be taken as a representation that such trends or activities will necessarily continue in the future. Alumina Limited does not undertake any obligations to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. You should not place undue reliance on forward-looking statements which speak only as of the date of the relevant document.

PAGE – 1

Diagram of AWAC Operations	2
Alcoa World Alumina and Chemicals (AWAC) Profit & Loss	3
Alcoa World Alumina and Chemicals (AWAC) Balance Sheet	4
Alcoa World Alumina and Chemicals (AWAC) Statement of Cashflows	5
Reconciliation of Profit to Alumina Limited Share of AWAC’s Equity Profit	6

PAGE – 2

Diagram of AWAC Operations

Australia – Huntly & Willowdale

Brazil – Trombetas (9.6%) & Juruti

Guinea – Sangaredi (23%)

Jamaica – Manchester Plateau (55%)

Suriname – Moengo, Klaverblad & Kaimangrassie

Saudi Arabia – mine being developed (25.1%)

Australia – Kwinana, Pinjarra & Wagerup Brazil – Sao Luis (39%) Jamaica – Clarendon (55%) Spain – San Ciprian Suriname – Paranam USA – Point Comfort Saudi Arabia – refinery being developed (25.1%)	Australia - Point Henry & Portland (55%)	Australia – Kwinana Spain – San Ciprian USA – Point Comfort

Bauxite deposits: AWAC’s bauxite deposits are large deposit areas with long term mining rights. Bauxite mining is planned on an incremental basis after detailed assessment of the deposits to achieve a uniform quality in the supply of blended feedstock to the relevant refinery.

Refineries: AWAC operates eight alumina refineries, six of which are located in proximity to bauxite deposits.

Smelters: AWAC produces primary aluminium in Australia, with alumina supplied by the Australian refineries.

Alumina Chemicals: AWAC produces chemical grade alumina from three refineries: Kwinana (Australia), Point Comfort (USA) and San Ciprian (Spain).

Shipping Operations: AWAC’s shipping operations use owned and chartered vessels to transport dry and liquid bulk cargoes, including bauxite, alumina, caustic soda, fuel oil, petroleum, coke and limestone.

PAGE – 3

Alcoa World Alumina and Chemicals (AWAC) Profit & Loss

US$ Millions (US GAAP) 100%	Full Year 2010	1st Half 2011	2nd Half 2011	Full Year 2011
Sales and Operating Revenue	3,452.4	2,088.1	2,056.5	4,144.6
Revenue from Related Parties	2,004.1	1,291.2	1,231.2	2,522.4

Total Revenue	5,456.5	3,379.3	3,287.7	6,667.0

Cost of Goods Sold and Operating Expenses	(4,523.3)	(2,697.6)	(2,761.4)	(5,459.0)
Selling, Administration, Other Expenses and R&D Expenses	(114.4)	(65.7)	(69.1)	(134.8)
Provision for Depreciation, Depletion and Amortisation	(424.5)	(225.8)	(240.0)	(465.8)
Other	(22.5)	(4.1)	6.0	1.9

Total Expenses	(5,084.7)	(2,993.2)	(3,064.5)	(6,057.7)

Profit before Taxes on Income	371.8	386.1	223.2	609.3
Provision for Taxes on Income	(36.5)	(107.5)	(32.1)	(139.6)

Net Income	335.3	278.6	191.1	469.7

Members’ Equity
Opening Balance at Start of Period	7,604.5	8,634.8	9,249.6	8,634.8
Net Income	335.3	278.6	191.1	469.7
Capital Contribution	433.5	325.0	101.7	426.7
Dividends Paid and Return of Capital to Partners	(640.6)	(467.6)	(174.3)	(641.9)
Common Stock Issued for Compensation Plans	4.0	2.6	2.0	4.6
Other Comprehensive Income	898.1	476.2	(1,027.0)	(550.8)

Closing Balance at End of Period	8,634.8	9,249.6	8,343.1	8,343.1

PAGE – 4

Alcoa World Alumina and Chemicals (AWAC) Balance Sheet

US$ Millions (US GAAP) 100%	31 December 2010	30 June 2011	31 December 2011
Cash and Cash Equivalents	331.6	190.2	204.0
Receivables	427.1	558.4	535.2
Related Party Notes Receivable	120.0	13.7	82.9
Inventories	717.3	785.5	777.3
Prepaid Expenses and Other Current Assets	141.8	171.9	138.9

Total Current Assets	1,737.8	1,719.7	1,738.3

Property Plant & Equipment	7,548.7	7,860.7	7,133.8
Investments	359.5	422.8	401.1
Other Assets and Deferred Charges	1,542.6	1,712.6	1,649.4

Total Non-Current Assets	9,450.8	9,996.1	9,184.3

Total Assets	11,188.6	11,715.8	10,922.6

Short Term Borrowings	253.9	36.3	38.5
Payables	792.5	819.4	886.2
Taxes Payable	214.0	280.2	224.0
Accrued Compensation and Retirement Costs	237.7	249.7	263.5
Other Current Liabilities	125.9	124.6	133.4

Total Current Liabilities	1,624.0	1,510.2	1,545.6

Capital lease obligations	41.5	39.7	31.0
Deferred Taxes	261.8	272.8	217.7
Other Long Term Liabilities	626.5	643.5	785.2

Total Non-Current Liabilities	929.8	956.0	1,033.9

Total Liabilities	2,553.8	2,466.2	2,579.5

Equity	8,634.8	9,249.6	8,343.1

Total Liabilities & Equity	11,188.6	11,715.8	10,922.6

PAGE – 5

Alcoa World Alumina and Chemicals (AWAC) Statement of Cash Flows

US$ Millions (US GAAP) 100%	Full Year 2010	1st Half 2011	2nd Half 2011	Full Year 2011
Operating Activities
Net Income	335.3	278.6	191.1	469.7
Adjustments to Reconcile Net Income to Cash from Operations
Depreciation, Amortisation and Impairment	424.5	225.8	240.0	465.8
Other Items*	(35.4)	(212.2)	15.3	(196.9)

Cash from/(used) in Operating Activities	724.4	292.2	446.4	738.6

Financing Activities
Dividends Paid & Return of Capital to Partners	(640.6)	(467.6)	(174.3)	(641.9)
Change in Debt	(10.2)	(217.6)	2.2	(215.4)
Changes to capital lease obligations	(4.6)	(1.8)	(8.7)	(10.5)
Capital Contribution	433.5	325.0	101.7	426.7

Cash Used for Financing Activities	(221.9)	(362.0)	(79.1)	(441.1)

Investing Activities
Capital Expenditure	(298.4)	(133.5)	(258.5)	(392.0)
Net changes in related party note receivable	(28.0)	106.3	(71.4)	34.9
Other	(70.6)	(52.8)	(15.4)	(68.2)

Cash Used for Investing Activities	(397.0)	(80.0)	(345.3)	(425.3)

Effect of Exchange Rate Changes on Cash	22.7	8.4	(8.2)	0.2
Cash Generated/(Used)	128.2	(141.4)	13.8	(127.6)

Cash and Cash Equivalents
Cash and Cash Equivalents at Beginning of Period	203.4	331.6	190.2	331.6
Cash and Cash Equivalents at End of Period	331.6	190.2	204.0	204.0

Net Change in Cash and Cash Equivalents	128.2	(141.4)	13.8	(127.6)

*	Other Items consists of net movement in working capital and other non-current assets and liabilities

PAGE – 6

Alcoa World Alumina and Chemicals (AWAC) Reconciliation of Profit to Alumina Limited Share of AWAC’s Equity Profit

	Full Year 2010	1st Half 2011	2nd Half 2011	Full Year 2011
AWAC Profit before tax (US GAAP)	371.8	386.1	223.2	609.3
Adjust for AIFRS
- embedded derivatives	20.3	15.1	199.7	214.8
- retirement benefit obligations	(27.5)	(50.6)	(173.9)	(224.5)
- other	(13.6)	12.5	6.9	19.4

AWAC Profit before tax (AIFRS)	351.0	363.1	255.9	619.0

AWAC Tax (US GAAP)	(36.5)	(107.5)	(32.1)	(139.6)
Adjust for AIFRS
- reversal tax credit in Brazil	(105.4)	(24.9)	(22.5)	(47.4)
- other	2.3	2.6	(1.8)	0.8

AWAC Tax (AIFRS)	(139.6)	(129.8)	(56.4)	(186.2)

AWAC Profit before tax (AIFRS)	351.0	363.1	255.9	619.0
AWAC Tax (AIFRS)	(139.6)	(129.8)	(56.4)	(186.2)

AWAC Profit after tax (AIFRS)	211.4	233.3	199.5	432.8

Alumina Limited Share of Equity Profit after tax	84.5	93.3	79.8	173.1

To:	The Manager

Announcements

Company Announcements Office

Australian Stock Exchange Limited

Public Announcement 2012 – 4AWC

Attached is a presentation relating to Alumina Limited’s Full Year Results for the 12 months ended 31 December 2011.

/s/ Stephen Foster
Stephen Foster
Company Secretary

16 February 2012

Alumina Limited

ABN 85 004 820 419

GPO Box 5411

Melbourne Vic 3001

Australia

Level 12 IBM Centre

60 City Road

Southbank Vic 3006

Australia

Tel +61 (0)3 8699 2600

Fax +61 (0)3 8699 2699

Email info@aluminalimited.com

Alumina Limited

2011 Full Year Result

John Bevan

Chief Executive Officer

Chris Thiris

Chief Financial Officer

ALUMINA LIMITED

Disclaimer

This presentation is not a prospectus or an offer of securities for subscription or sale in any jurisdiction.

Some statements in this presentation are forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995. Forward-looking statements also include those containing such words as “anticipate”, “estimates”, “should”, “will”, “expects”, plans” or similar expressions. Forward-looking statements involve risks and uncertainties that may cause actual outcomes to be different from the forward-looking statements. Important factors that could cause actual results to differ from the forward-looking statements include: (a) material adverse changes in global economic, alumina or aluminium industry conditions and the markets served by AWAC; (b) changes in production and development costs and production levels or to sales agreements; (c) changes in laws or regulations or policies; (d) changes in alumina and aluminium prices and currency exchange rates; (e) constraints on the availability of bauxite; and (f) the risk factors and other factors summarised in Alumina’s Form 20-F for the year ended 31 December 2010.

Forward-looking statements that reference past trends or activities should not be taken as a representation that such trends or activities will necessarily continue in the future. Alumina Limited does not undertake any obligations to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. You should not place undue reliance on forward-looking statements which speak only as of the date of the relevant document.

<2>

ALUMINA LIMITED

Stronger 2011 financial performance

Alumina Limited

NPAT $127m, +266%

Underlying earnings $128m, +249%

Final dividend of 3¢ per share

Full year dividend of 6¢ per share fully franked

AWAC

Improved 2011 performance:

– Net Profit after Tax $470m, +40%

AWAC dividends to Alumina Limited

$232m

2H headwinds of strong A$ and falling commodity prices lower 2H performance

AWC Performance

US$m 2011 2010 2009

Underlying Earnings 128 37 0.3

NPAT 127 35 (24)

Total Dividend (US cps) 6 6 1.8

AWAC Performance

US$m 2011 2010 2009

Revenue 6,667 5,456 4,078

EBITDA 1,074 803 410

Dividends Paid 579 587 335

<3>

ALUMINA LIMITED

Highlights and Outlook

Improved 2011 performance

– 2011 financial performance an improvement, notwithstanding substantial headwinds

Alumina pricing structure change beneficial

– Structural pricing change driving margins upstream

– Alumina spot/index pricing realised equivalent to 14.3% - 16.7% of LME cash price (vs 13.4% average industry linkage rate* in 2010)

– Progress on contract conversion with 40% of sales traded on spot/index by end 2012

AWAC positioned low on the alumina industry cost curve

– Record 15.7mt of alumina produced in 2011, with flexibility to change production to meet demand

Cautious approach to macro-economic uncertainty

– Significant pressure from weak aluminium prices in early 2012, rising input prices and appreciating A$

– Aluminium demand forecast to grow 5-7% in 2012, despite slowing global GDP

<4> * ABARE

ALUMINA LIMITED

2011 Performance

Chris Thiris

Chief Financial Officer

ALUMINA LIMITED

AWAC results at a glance

Improved performance:

– Revenue +22%

– EBITDA +34%

– NPAT +40%

Margin assisted by structural pricing change

Cash expense pressures:

– Higher input costs

– US$ weakness/A$ strength

Second half impacted by global uncertainty

AWAC*

US$m FY11 FY10 Change

Sales revenue 4,145 3,452 +20%

Related party revenue 2,522 2,004 +26%

Total Revenue 6,667 5,456 +22%

COGS and operating expenses (5,459) (4,523) +21%

Depreciation and Amortisation (466) (425) +10%

Other (133) (136) -2%

Total Expenses (6,058) (5,084) +19%

Profit before Tax 609 372 +64%

Income Tax (139) (37) +276%

Net Profit after Tax 470 335 +40%

* US GAAP basis

<6>

ALUMINA LIMITED

AWAC Profit & Loss

1,211 (1,075)

Alumina margin $70/t, up $23/t

Volatile and lower prices in 2H 2011 reduced margin to $64/t

Alumina cash costs up $40/t – principally incurred in 1H

2H flat with exception of caustic soda

335 34* (41) (45) 51** 470

2010 NPAT

Reversal of prior year one-offs

Revenue

Cost of Goods Sold

Depreciation

Tax

One-offs & Other

2011 NPAT

* Reversal of prior year one-offs: $80m Brazil commissioning and start-up costs, $14m write-off for fluoride assets at Point Comfort, $45m loss on end of period balance sheet revaluations and $105 Brazil tax credit

** One-offs and other includes: $14m DBP equity profit, $43m gain on sale of Australian farm assets, $47m Brazil tax credit, $9m loss on end of period balance sheet revaluations, $14m loss on smelter restructuring costs, $20m provision for remediation costs in St Croix

<7> All figures in US$m, US GAAP

ALUMINA LIMITED

AWAC 2011 alumina production

2011 Alumina Production (mt) +3.5%

AWAC Nameplate Capacity by Region

+3.1m tonnes

+3.5%

14.1 13.7 14.3 14.3 14.4 13.5 15.2 15.7 17.2

Capacity 2005 2005 2006 2007 2008 2009 2010 2011 Capacity 2011

Spain 9%

Brazil 8%

Jamaica 5%

Australia 52%

USA 13%

Suriname 13%

Record Alumina production of 15.7 million tonnes in FY11 (+3.5%)

Extra shipments accounted for 10% of the revenue increase

Majority of increase from Brazil

Australian refineries operated at or near capacity

Nameplate production capacity of 17.2 million tonnes

<8>

ALUMINA LIMITED

AWAC 2011 pricing

Alumina Price Index LME Aluminum Reference Value by Year**

$/tonne 460 440 420 400 380 360 340 320 300

09-Sep-10 09-Nov-10 09-Jan-11 09-Mar-11 09-May-11 09-Jul-11 09-Sep-11 09-Nov-11 09-Jan-12

Platts FOB Spot Index

$2,699 $1,599 $2,157 $2,474 $2,215

FY08 FY09 FY10 FY11 14 Feb 2012

Source: Thomson Reuters

Average AWAC alumina realised prices in 2011: +22%

Converted 20% of sales to index/spot basis

AWAC price (including conversions to index/spot) accounted for 90% of revenue increase

Feb 2012 LME pricing remains below 2011 average

** Note: FY11 value reflects a sales pricing period from November 2010 to October 2011 as 3 month LME is lagged by 2 months

<9>

ALUMINA LIMITED

AWAC alumina cash costs

Cash production costs up $40 per tonne

$18 per tonne on increase from FX changes

Alumina input cost increases*:

– Oil +$6/tonne (Brent prices +34% in 2011)

– Bauxite $4/tonne

– Caustic +$3/tonne (spot prices up 61% in 2011)

– Other including labour, contractor and maintenance

Cost increases principally incurred in the first half

* Per tonne of alumina

A$/US$ Exchange Rate

1.1 0.95 0.8

Jan 10 Jan 11 Jan 12

Source: Thomson Reuters

Spot Caustic US$/t

700 350 0

Jan 09 Jun 09 Dec 09 Jun 10 Dec 10 Jun 11 Dec 11

Source: CMAI

<10>

ALUMINA LIMITED

AWAC capex changes in 2011

Sustaining Capex ($m)

191 323 354 374 184 201 300

2005 2006 2007 2008 2009 2010 2011

Growth Capex ($m)

413 513 881 1,156 579 98 76

2005 2006 2007 2008 2009 2010 2011

Majority of $300m in 2011 was spent in Australia

Once in ten year move of Australian crusher commenced in 2011, with 4 year project span

2011 spend mainly for completing Brazil

Excludes equity injection for Saudi joint venture (Ma’aden)

<11> All figures in US$m

ALUMINA LIMITED

AWAC free cash flow

Cash from operations up 2%, affected by delayed shipments

Sustaining capex increased

AWAC

US$m FY11 FY10 Change

Cash from operations 739 724 +2%

Capital expenditure (392) (298) +31%

Free cash flow* 347 426 -19%

* Free cash flow defined as cash from operations less capital expenditure

<12> Source: Alcoa 4Q 2011

ALUMINA LIMITED

AWC reflects AWAC performance

AWC’s performance improved in 2011

Corporate costs:

– $1.7m of $2.6m increase due to A$ strength against US$

– Excluding FX, corporate costs up 6%

Finance costs reduced due to lower average gross debt

AWC

US$m FY11 FY10 Change

Equity Share of AWAC Underlying PAT 174 87 +101%

Corporate Costs (17) (15) +18%

Finance Costs (28) (39) -26%

Other & Tax (1) 4 -120%

Underlying Earnings 128 37 +249%

Retirement benefit obligation, AWAC (61) (8) N/A

Embedded Derivative, AWAC 60 6 N/A

Net Profit After Tax 127 35 +266%

<13> IFRS Basis

ALUMINA LIMITED

AWC free cash flow

Dividends received in line with 2010

Investments in associates in 2011:

- Brazil capex

- Spanish equity injection to replace shareholder loans

AWC

US$m FY11 FY10 Change

Dividends received 232 234 -

Costs (44) (43) -

Other 8 10 -20%

Cash fromOperations 196 201 -2%

Payments for Investments in Associates (149) (148) -

Free Cash Flow* 47 53 -11%

* Free cash flow defined as cash from operations less capital expenditure

<14>

ALUMINA LIMITED

Balance sheet carefully managed

Net debt of $472m

Gearing 14.1%

No debt facilities expire until November 2013

BNDES facility amortises at approximately $53m per annum

$295m undrawn committed facility available

AWC Debt Maturity Profile

US$m

300

250

200

150

100

50

0

2012

2013

2014

2015

2016

BNDES - Drawn Banks - Drawn Banks - Undrawn

<15>

ALUMINA LIMITED

Alumina Limited dividends

Generally the Board intends, on an annual basis, to distribute cash from operations after debt serving and corporate cost commitments have been met

Dividends will be fully franked for the foreseeable future

Under this policy, AWC will pay out 75% of 2011 cash from operations

US$m

400

350

300

250

200

150

100

50

2003 2004 2005 2006 2007 2008 2009 2010 2011

AWAC Dividends Received AWC Dividends Paid

<16>

ALUMINA LIMITED

Market & Outlook

John Bevan

Chief Executive Officer

ALUMINA LIMITED

AWAC - global leader in bauxite and alumina

Largest bauxite miner

- Produces approx 40mtpa

- Long life mines and leases

- Juruti operating well above design

Largest seller to the third party alumina market

- Capacity 17.2mtpa

- Brazil at nameplate capacity

- Ma’aden under construction

- Low cost reflecting proximity to bauxite

World Alumina Refinery Cash Costs

January 2012

US$/tonne

AWAC

Cumulative Production (000 t)

Source: CRU

<18>

ALUMINA LIMITED

Aluminium demand to grow by 5-7% in 2012

5-7% aluminium growth forecast in 2012

- stronger than most metals

China/India’s growth continues

- driven by urbanisation

Developed world driven by

lightweighting of vehicles using aluminium and infrastructure renewal

Construction volume remains weak in developed world

European demand weak, US market firming

Global Aluminium Usage

Other 5%

Consumer Durables 8%

Building & Construction 24%

Engineering (incl cables) 22%

Transport 26%

Packaging 15%

Source: IAI

<19>

ALUMINA LIMITED

Current aluminium market conditions

Stocks remain steady

- premiums weaker but above long term average

Prices fell in the second half of 2011 due to unprecedented speculative selling despite physical demand growing in 2011 and slight deficit

Supply curtailments announced as pricing put many smelters cash negative

Chinese smelters curtailing as Chinese prices fall

TOTAL COMMERCIAL ALUMINUM INVENTORIES

(daily data in million mtons)

6.0

5.0

CHINA

4.0

REST OF ASIA

3.0

EUROPE

2.0

NORTH AMERICA

1.0

0.0

Jan-10 May-10 Sep-10 Jan-11 May-11 Sep-11 Jan-12

Source: HARBOR Intelligence with LME, 8HFE and 8MM data

LME 3M ALUMINUM PRICES VS OPEN INTEREST

daily data; $ per mton vs contracts)

2800

2650

2500

2350

2200

2050

1900

ALUMINUM PRICES

8.5 MILLION TONS OF NET SHORT POSITIONS

OPEN INTEREST

975000

925000

875000

825000

775000

725000

675000

625000

Jan-11 Mar-11 May-11 Jul-11 Sep-11 Nov-11

Source: HARBOR Intelligence

<20>

ALUMINA LIMITED

Point Henry Review

Internal review of future viability of AWAC’s Point Henry smelter announced on 8 February 2012

Metal prices, input costs and exchange rates result in Point Henry’s unprofitability

<21>

ALUMINA LIMITED

Alumina spot prices reflect fundamentals

Spot prices have trended above long term LME-linked contract pricing throughout 2011*

Platts index reflected a range of 14.3% to 16.7% of aluminium prices

In 2011 AWAC converted 20% of third party SGA sales to alumina index/spot

By year end 2012, approx 40% of AWAC third party SGA sales will be on index/spot

Alumina vs LME Prices

US$/t

440 17.0%

420 16.5%

400 16.0%

380 15.5%

360 15.0%

340 4.5%

320 14.0%

13.4% LME Aluminium 13.5%

300 13.0%

3/1/11 3/3/11 3/5/11 3/7/11 3/9/11 3/11/11

— Platts FOB Aust Alumina — Alumina Spot as % of LME Aluminium

Source: Platts

<22>

* 13.4% in 2010, ABARE

ALUMINA LIMITED

Chinese marginal producers continue to influence global prices

Chinese Alumina Cost Curve 4Q 2011

450 2,858

400 2,540 Alumina Price - CMAAX excl. VAT (December 2011)

350 Other Shandong 2,223

300 Guangxi Chongqing Guizhou Shanxi Henan 1,905

250 Energy 1,588

200 Caustic 1,270

150 953

100 Bauxite 635

50 318

0 0

0% 25% 50% 75% 100%

US$/t

Future bauxite imports in central region due to falling grades of local bauxite

Cumulative Production - %

Merchant refiners using imported bauxite are the current marginal producers in China

Chinese refiners are generally high cost and are the industry’s marginal producers

Chinese production, costs and imports will continue to influence global alumina pricing

Chinese Alumina Imports

500?

450?

400?

350?

300?

250?

150?

100?

50?

0?

343?

225?

133?

131?

113?

72?

59?

35?

80?

261?

227?

200?

450?

Jan-11? Feb-11? Mar-11? Apr-11? May-11? Jun-11? Jul-11? Aug-11? Sep-11? Oct-11? Nov-11? Dec-11? Jan-12?

Imports into China grow as pricing arbitrage opens up and marginal production curtails

<23>

ALUMINA LIMITED

Rising Chinese costs will underpin global prices

Coastal Refinery Cost Movements

450?

400?

350?

300?

250?

200?

150?

100?

50?

0?

Bx?? Caustic? Energy? Other?

355?

49?

95?

47?

164?

367?

48?

92?

56?

171?

381?

42?

100?

58?

181?

406?

45?

108?

65?

188?

Q1?

Q2?

Q3?

2012?Forecast?

USD/t?

Costs are rising in Shandong Province

Bauxite costs are key driver

New refineries being built

2012 Assumptions

Bauxite: (UP)

1. FOB prices up by 20%

2. Domestic ore prices up by 15%

3. Bauxite efficiency gains

4. Imported bauxite grades deteriorate

Energy: (UP)

1. Electricity price up by RMB 0.03/kWh (~6% = ~US$5/MWh)

2. Consumption stable

3. Coal price is going up

Caustic: (UP)

1. Price up by 5%, triggered by energy price increase

2. Consumption up as bauxite grades fall

Other: (STABLE)

1. Labour productivity up

2. Labour cost up

3. Packaging, lime, consumables stable

4. Assume RMB not revalued

<24>

Source: Clark & Marron

ALUMINA LIMITED

Beyond 2012, planned new alumina capacity is low

Alumina Committed Expansions vs Expected Demand Growth*

(mt)

EXPANSIONS DEMAND GROWTH

15

10

5

0

1.1

10.6

4.4

9.9

6.9

9.4

2013 2014 2015

* 2013-2015

COMMITTED EXPANSIONS 12.4

DEMAND GROWTH* 29.9

New capacity over next 3 years may not meet forecast demand growth

*Expressed in tons of alumina needed to satisfy each year’s aluminum demand growth

<25>

Source: HARBOR Intelligence

ALUMINA LIMITED

Costs - looking forward

Over 55% of AWAC production is in Australia

- most costs in Australia are in A$

- in 2011, average exchange rate A$1 = US$1.03

Caustic soda costs are above 2011 average

- driven by energy prices and supply disruption

- stays in storage for 3-6 months

Strong focus on productivity throughout AWAC

AWAC Refining Cost Structure

Bauxite 25%

Caustic 11%

Natural Gas 15%

Conversion 35%

Fuel Oil 14%

<26>

Source: Alcoa 2Q 2011

ALUMINA LIMITED

AWAC remains low on global alumina cost curve

$/ton

Nalco

BHP

Glencore

Noranda

AWAC

Ormet

Rio Tinto

Vedanta

Norsk Hydro

Mytilineos Group

Chalco

Chinping Xinfa Aluminum ProductsCo

Hindalco

Shandong Weiqiao

UC Rusal

Eurasian Natural Resources Corp

Bauxilum

0

25

50

75

100 % capacity

If prices remain weak, curtailments likely to come from high cost refineries

Global metallurgical alumina refining output cash cost curve by company 4Q 2011

<27>

Source: HARBOR Intelligence & James F King

ALUMINA LIMITED

AWAC capex limited to 2011 levels

Growth capex is limited, mainly for finishing Brazil

Forecast growth capex $50m

Equity injection for Saudi Project (Ma’aden) expected to be $190m for 2012 for AWAC

Sustaining capex varies from year to year, based on management priorities and will be prioritised during the year

Forecast sustaining capex $300m

Crusher move in Australia commenced

Base amount relates to construction of residue storage areas

Sustaining capex is generally funded by operating units before dividend distribution

Growth

US$m

1200

800

400

0

413 513 881 1,156 579 98 76 50

2005 2006 2007 2008 2009 2010 2011 2012 F

US$m

400

300

200

100

0

191 323 354 374 184 201 300 300

2005 2006 2007 2008 2009 2010 2011 2012 F

<28>

ALUMINA LIMITED

2012 AWAC Guidance

Sensitivities to LME and AUD provided in Appendix 1

LME sensitivity applicable only to tonnes sold on linkage, aluminium tonnes, and Alcoa purchase price

Current production target 15.9 million tonnes of alumina, but will be adjusted to meet demand

<29>

ALUMINA LIMITED

Summary

Improved 2011 performance

- 2011 financial performance strong, notwithstanding substantial headwinds

Pricing progress

- evolution of pricing change a major step forward

Outlook

- cautious on 2012 because of currency, pricing and input cost risks

Global leader

- AWAC remains the global leader in bauxite and alumina, with production flexibility and position low on the industry cost curve

<30>

ALUMINA LIMITED

Appendix 1:

AWAC Sensitivities

ALUMINA LIMITED

AWAC profit sensitivities include

Based on two key variables for 2012

- LME: +/- $100 per tonne = +/- $102m profit before tax, keeping everything else constant

- USD/AUD: +/- 1 cent = -/+ $19m profit before tax, keeping everything else constant

2011 averages were

- LME: $2,422 per tonne

- A$1 = US$1.03

- Assumes 2012 production of 15.9m tonnes (2011: 15.7m tonnes)

<32>

Appendix 1

ALUMINA LIMITED

Appendix 2:

AWAC Assets

ALUMINA LIMITED

AWAC Bauxite Mines & Leases[(1)]

Active Bauxite Mines	Huntly & Willowdale Australia	MRN Brazil	Juruti Brazil	CBG Guinea	Manchester Plateau Jamaica	Suriname Mines
Ownership	AWAC 100%	AWAC 9.6%	AWAC 100%	AWAC 23%	AWAC 55%	AWAC 100%
Expiration/ renewal date of mining rights	2045	2046	Refer Note [(2)]	2038	2042	2033[(3)]
Area available to mine/exploration	7,000 square km	39,382 hectares	30,000 hectares	2,360 square km	10,761 hectares	4,286 hectares
Approx average per cent available alumina[4]	33%	49%	47%	51%	41%	45%

Other Bauxite Interests	Cape Bougainville	Mitchell Plateau	Arnhem Land	Juruti	East Trelawny	Suriname Mines	Az Zabirah
Location	Australia	Australia	Australia	Brazil	Jamaica	Suriname	Saudi Arabia (25.1% AWAC)
Area available for exploration	9,000 hectares	186,000 hectares	1,930 square km (exploration lease application)	180,000 hectares	31,400 hectares	19,063 hectares	14,700 hectares

(1) *This page contains general information only in relation to AWAC's bauxite assets. For further details, refer to Alumina Limited's 2010 Form 20-F*
(2) *Mining rights available until exhaustion of deposit*
(3) *Caramacca mine rights expire in 2012*
(4) *The calculation of available alumina grades has not been prepared in accordance with the Australasian Code for reporting of exploration results, mineral resources and ore reserves. The amount of available alumina is based on exploration and analysis of samples performed over a period time*

<34>

Appendix 2

ALUMINA LIMITED

AWAC Alumina Refineries

Country Facility Owners (%) of ownership where not 100% AWAC)(1) Name Capacity(2) (MTPY) AWAC Share (MTPY)

Australia Kwinana Pinjarra Wagerup AWAC 2.2 4.2 2.6 2.2 4.2 2.6

Brazil Alumar Rio Tinto Alcan Inc (10%) Aluminio (15%) BHP Billiton (36%) AWAC (39%) 3.5 1.4

Jamaica Jamalco AWAC (55%) Alumina Production Ltd (Government of Jamaica) (45%) 1.5 0.8

Spain San Ciprian AWAC 1.5 1.5

Suriname Suralco AWAC 2.2 2.2

US Point Comfort AWAC 2.3 2.3

Total 20.0 17.2

(1) All assets owned 100% by AWAC, except for Alumar (AWAC 39%) and Jamalco (AWAC 55%)

(2) Nameplate capacity is an estimate based on design capacity and normal operating efficiencies and does not necessarily represent maximum possible production

<35>

Appendix 2

ALUMINA LIMITED

Appendix 3:

Relating Alcoa’s Results to AWC

ALUMINA LIMITED

AWC underlying earnings vs Alcoa reported minority interest*

Reconciliation update against Alcoa minority interest

2H 2011 1H 2011 2H 2010 1H 2010

Alcoa Minority Interest (US GAAP) $81m $113m $82m $56m

Accounting Adjustments (IFRS)1:

Foreign Tax Differences ($9)m ($10)m ($42)m -

Inventory (LIFO to FIFO) $3m $1m ($8)m ($2)m

Other ($2)m $1m $4m ($4)m

Alcoa Adjusted Minority Interest (IFRS) $73m $105m $36m $50m

Alumina Underlying Earnings (pre funding and corporate costs)2 $71m $103m $38m $49m

Alcoa Inc quarterly financial reports include net profit attributable to non-controlling interests (minority interests). Minority interests include Alumina Limited’s 40% equity share of AWAC

1 Net adjustments to arrive at underlying earnings

2 Alumina’s share of net profit of associates accounted for using the equity method (before its own costs), adjusted for certain non-cash items to arrive at underlying earnings

<37>

Appendix 3

ALUMINA LIMITED

Appendix 4:

Pricing Index Comparisons

ALUMINA LIMITED

Converting FOB WA price to Chinese port prices

WA FOB (apparent) vs CMAAX (USD/t)*

USD/t?

450?

400?

350?

300?

250?

200?

150?

100?

50?

0?

315? 24? 58? 14? 411? -5? 416?

Fob? Australia? Freight? to? China? VAT? 17%? Port? Handling? Ex-Port? Price? Import? Premium? CMAAX? Ex-works? USD:RMB?=?6.29?

* As at 14 February 2012

<39>

Source: Platts and Clark & Marron

Appendix 4

ALUMINA LIMITED

Adjusted spot alumina import prices*

Australia? (Real)? CMAAX? Import? Premium?

USD/t?

560?

540?

520?

500?

480?

460?

440?

420?

400?

380?

360?

Differential, or ‘import premium’

Adjusted WA spot price ‘free-on-truck’ China port

Trigger Price: Approximately USD20/t, or RMB 125/t ?

?

Chinese smelters more likely to import spot alumina at a price differential lower than US$20/t

1/4/11? 2/18/11? 4/4/11? 5/19/11? 7/3/11? 8/17/11? 10/1/11? 11/15/11? 12/30/11? 2/13/12?

140?

130?

120?

110?

100?

90?

80?

70?

60?

50?

40?

30?

20?

10?

0?

-10?

-20?

-30?

Price Differential USD/t??

* Platts FOB Australia prices have been adjusted to reflect a Chinese port price

<40>

Source: Clark & Marron

Appendix 4

ALUMINA LIMITED